SEC[...] [...]OMMISSION

05039117

A[...] [...]EPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-~~36992~~

8-47550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

YSC Global Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Park Avenue

(No. and Street)

New York, New York 10016

(City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Young Soo Chang 1.212.725.5044

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond A. Norton CPA

(Name — *if individual, state last, first, middle name*)

1420 YORK AVENUE, SUITE 7K NEW YORK, NEW YORK 10021

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/17

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Young Soo Chang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ysc Global Securities, Inc., as of December 31, ~~19~~ 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Subscribed and sworn to before me this 16 day of February, 2005

Notary Public

MAY LEUNG
Notary Public, State of New York
No. 01LE4759204
Qualified in Nassau County
Commission Expires Oct 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auitor's Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YSC Global Securities, Inc.

Financial Statements

December 31, 2004

CONTENTS

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis

YSC Global Securities, Inc.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$ 6,617
Commissions receivable	464
Due from Shareholder	2,716
Property and equipment, net of accumulated depreciation of $4,987	0
TOTAL ASSETS	$ 9,797

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 625
Contingencies and Commitments	
Shareholder's Equity	
Common stock - $.01 par value, 100 shares authorized, 750 issued and outstanding	8
Additional paid-in capital	17,118
Deficit	(7,954)
TOTAL SHAREHOLDER'S EQUITY	9,172
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 9,797

See notes to financial statements

YSC Global Securities, Inc.
Statement of Income
For the Year Ended December 31, 2004

REVENUES	
Commissions	$ 22,183
EXPENSES	
Clearance charges	6,578
Communications	2,387
Rent	8,000
Other operating expenses	4,837
TOTAL EXPENSES	21,802
INCOME BEFORE INCOME TAXES	381
INCOME TAXES	-
NET INCOME	$ 381

See notes to financial statements

YSC Global Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)
	Shares	Amount		
Balances, January 1, 2004	750	$ 8	$ 17,118	$ 6,665
Net Income	-	-	-	381
Distributions	-	-	-	(15,000)
Balances, December 31, 2004	750	$ 8	$ 17,118	$ (7,954)

See notes to financial statements

TSC Global Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 381
Adjustments to reconcile net income to net cash provided by operations	
(Increase) decreases in assets	
Commission receivable	(263)
Prepayments and other assets	1,056
Due from Shareholder	15,346
Decrease in accounts payable and accrued expenses	(949)
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,571
CASH FLOWS FROM INVESTING ACTIVITIES	
Distributions	(15,000)
INCREASE IN CASH	571
CASH, beginning of year	6,046
CASH, end of year	$ 6,617
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ 400

See notes to financial statements

YSC Global Securities, Inc.
Schedule of Computation of Net Capital Under SEC Rule 15c3-1
As of December 31, 2004

Credits	
Shareholder's equity	$ 9,172
Debits	
Non-allowed assets	2,716
Net capital	6,456
Minimum capital requirement	
The greater of 6 2/3% of aggregate indebtedness of $ 0 or $5,000	5,000
Excess of net capital over minimum requirement	$ 1,456
Aggregate indebtedness	$ 0
Ratio of aggregate indebtedness to net capital	-

Reconciliation of net capital	
Unaudited Form X-17A-5 Part II A	$ 6,456
Net audit adjustments	0
Audited, as above	$ 6,456

See notes to financial statements

RAYMOND A. NORTON
CERTIFIED PUBLIC ACCOUNTANT
1420 YORK AVENUE, SUITE 7K, NEW YORK, NEW YORK 10021
Tel 914.396.4031 Fax 212.396.4407

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
YSC Global Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedule of YSC Global Securities, Inc. (the "Company") for the year ended December 31, 2004, I considered it's internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of the such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.